SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number

1.1	Interim Report for the six months ended June 30, 2017

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 25, 2017	By:	/s/ Li Yue
		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

China Mobile Limited
Stock Code: 941
Interim Report 2017

CONTENTS 1 Financial Highlights 2 Chairman’s Statement 9 Financial Review 11 Interim Financial Information 11 Unaudited Condensed Consolidated Statement of Comprehensive Income 13 Unaudited Condensed Consolidated Balance Sheet 15 Unaudited Condensed Consolidated Statement of Changes in Equity 16 Unaudited Condensed Consolidated Statement of Cash Flows 17 Notes to Unaudited Condensed Consolidated Interim Financial Information 32 Report on Review of Interim Financial Information 33 Other Information

INTERIM REPORT 2017 01 FINANCIAL HIGHLIGHTS Six months ended 30 June 2016 2017 Operating revenue (RMB million) 370,351 388,871 Of which: Revenue from telecommunications services (RMB million) 325,423 347,950 EBITDA1 (RMB million) 134,350 140,710 EBITDA margin2 36.3% 36.2% EBITDA as % of revenue from telecommunications services 41.3% 40.4% Profit attributable to equity shareholders (RMB million) 60,572 62,675 Margin of profit attributable to equity shareholders3 16.4% 16.1% Basic earnings per share (RMB) 2.96 3.06 Dividend per share – Interim (HK$) 1.489 1.623 Dividend per share – Special (HK$) – 3.200 OPERATING REVENUE EBITDA (RMB million) (RMB million) 370,351 388,871 134,350 140,710 1H2016 1H2017 1H2016 1H2017 PROFIT ATTRIBUTABLE TO EQUITY BASIC EARNINGS PER SHARE SHAREHOLDERS (RMB) (RMB million) 60,572 62,675 . 96 . 06 2 3 1H2016 1H2017 1H2016 1H2017 1 The Company defines EBITDA as profit for the period before taxation, share of profit of investments accounted for using the equity method, finance costs, interest income, other gains, depreciation and amortization of other intangible assets. 2 EBITDA margin = EBITDA/Operating revenue 3 Margin of profit attributable to equity shareholders = Profit attributable to equity shareholders/Operating revenue

02 CHINA MOBILE LIMITED CHAIRMAN’S STATEMENT Dear Shareholders, China Mobile has maintained its market leadership and achieved encouraging results in the first half of 2017. During this period, China Mobile pursued its overarching strategy of “Big Connectivity”, rode on the flourishing development of 4G and household broadband as well as driving ahead with the integrated development of its “four growth engines” that had been identified in response to the challenges imposed by evolving regulatory policies and the changing market environment. We have expanded our businesses serving the personal, household, corporate and emerging business markets. We have made notable progress in strengthening our core competitive advantages and cultivating new sources of information income. OPERATING RESULTS China Mobile maintained stable growth in the first half of 2017, recording operating revenue of RMB388.9 billion, representing an increase of 5.0% compared to the same period last year. The 6.9% growth in telecommunications services revenue was above industry average. Business transformation has also yielded positive results, with revenue from wireless data traffic reaching RMB187.7 billion, accounting for more than 50% of the telecommunications services revenue and continuing to play a significant role as the biggest driver of growth. EBITDA increased by 4.7% compared to the first half of 2016, reaching RMB140.7 billion. Profit attributable to equity shareholders grew by 3.5% year-on-year to RMB62.7 billion while overall profitability continued to be ahead of our industry peers. Taking into consideration the operating results in the first half of 2017 and the anticipated need for future development, the Board declared payment of an interim dividend of HK$1.623 per share, or a dividend payout ratio of 46%, in accordance with the 2017 full-year dividend payout ratio guidance. This year marks the 20th anniversary of China Mobile’s public listing. To express our heartfelt gratitude to our shareholders for their continued endorsement and support, the Board declared payment of a one-off special dividend of HK$3.200 per share in celebration of the 20th anniversary. The Board believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company’s future development and generate good returns for our shareholders.

INTERIM REPORT 2017 03 CHAIRMAN’S STATEMENT PERSONAL MARKET As a proactive move to respond to the demand for personalized, multifaceted and convenient telecommunications services, we have, in the first half of 2017, continued to upgrade our network coverage using advanced technology and enhance our network services, resulting in further development of our 4G and data traffic operations. We have been striving to strengthen our network infrastructure and capability. In the first half of 2017, we increased the total number of 4G base stations to 1.65 million, making our 4G TD-LTE (Time Division Long Term Evolution) network the largest in the world, leading in technology, coverage and quality. We are aware of the importance of enabling more users to enjoy our services, and to this end we have lowered the basic 4G tariff. With a net addition of 58.62 million 4G customers, the total number of 4G customers has reached 594 million and the 4G penetration rate of our mobile customers has achieved 69% in the first half of 2017. We are proud to say that, in every three 4G users in the world, there is one China Mobile customer. The Company is on track to achieve its target of a net increase of 100 million 4G customers this year. We also actively promoted featured 4G services, including the launch of VoLTE (Voice over LTE) high definition voice services in 313 cities, with the total number of customers reaching 98.73 million. The development and penetration of 4G has accelerated the application of mobile Internet, thus driving customer spending on data traffic. In the first half of 2017, the average handset data traffic per user per month, or DOU, of 4G customers reached 1.4GB, and the total handset data traffic increased by 107.5%. With the fast growing popularity and development of video and other applications, we expect the DOU of mobile customers will continue to realize relatively high upside potential.

04 CHINA MOBILE LIMITED CHAIRMAN’S STATEMENT China Mobile remains cognizant of how customer demand in data traffic may grow. In response to competition from other operators, we implemented measures to maintain our competitiveness in the 4G business while striving to preserve the value of data traffic. The Company is confident of sustaining healthy growth in data traffic revenue going forward. HOUSEHOLD MARKET In the first half of 2017, we continued our activities to implement the “Broadband China” national strategy, upgrading network speed and quality with a special focus on customer identification and targeting. With our concerted efforts, we have achieved the concurrent development of broadband and 4G, and at the same time accelerated broadband speed upgrade. As a result, the household market has become an important area of growth. Our wireline broadband business has experienced favourable growth momentum with significant increments in both customer and revenue market shares. The customer base rapidly expanded with a net addition of 15.42 million, bringing the total number of wireline broadband customers to 93.04 million. We are hopeful to grow our wireline broadband customer base to more than 100 million by the end of the year. Meanwhile, we also witnessed an increasing proportion of customers subscribing to services of higher bandwidth. Specifically, customers opting for products with bandwidth of 20Mbps or above accounted for 87.5% of our total wireline broadband customers, representing an increase of 10.6 percentage points from the end of last year. Revenue from the wireline broadband business has increased by 49.8% year-on-year to reach RMB17.9 billion and has become a key component of our revenue growth. The effective upgrade of broadband network strength has facilitated the rapid development of home digital services. We have been proactively developing smart home applications and service solutions, including the Smart Home Gateway, Mobaihe (digital set-top box), “and-Mu” (family surveillance) and IMS (IP Multimedia Subsystem) phonelines to further enhance customer loyalty and service quality. In the first half of 2017, the number of Mobaihe customers reached 38.59 million, representing a net increase of 15.79 million from the end of 2016 and a penetration rate of more than 40%. The broadband ARPU recorded a heartening growth of 4.6% to RMB34.9 in the first half of 2017, following the rapid expansion of the customer base and widening application adoption. The APRU that included home digital services grew by 9.8% to reach RMB38.0. Our focus in the second half of the year will continue to be customer value enhancement, to be achieved by network and services upgrade. CORPORATE MARKET We again expanded our business with corporate customers in the first half of 2017. The concerted effort has yielded positive results in terms of both customer base and revenue. We served more than 5.90 million corporate customers and achieved a 25.3% year-on-year rise in corporate telecommunications and informatization services revenue, accounting for more than one third of the total market. The Company has established a business structure that further optimizes revenue generation, with the data dedicated line and IDC (Internet Data Centre) businesses leading the growth, recording increases of 38.4% and 97.1% respectively year-on-year.

INTERIM REPORT 2017 05 CHAIRMAN’S STATEMENT We continued to develop vertical industry solutions by focusing on seven key sectors, namely industry, agriculture, education, public administration, finance, transportation and healthcare. We worked with relevant organizations to develop industry specific solutions, which have already begun to generate scalable revenue. Worthy of highlighting is the fact that, 8 products have each generated annualized revenue of more than RMB100 million. Among which, our “and-Education” solution has generated an annualized revenue of more than RMB4 billion. Our cloud services have seen breakthroughs in market development, winning 7 projects with provincial governments and serving 32,000 enterprises and institutions. We are also committed to serving SMEs (Small and Medium Enterprises). We have launched the “Double Speed” promotion campaign and handled subscriptions from more than 40,000 companies, helping them save more than 20% in Internet access costs. We have also launched the “Broadband for Small- and Micro-enterprises” promotion product and handled subscriptions from nearly 150,000 small entrepreneurs. To further our offerings, we have launched the SME cloud application platform, offering service packages tailored for small businesses. These efforts have broadened our portfolio and diversified our channels to tap into the SME market. EMERGING BUSINESS MARKET China Mobile is committed to innovation and building momentum for the emerging business market. We strive to strengthen the competitive edge and expand the customer base of emerging business, and as a result we have seen a gradual pick-up in digital services. In the first half of 2017, application and information services generated a 12.1% increase in revenue, with broad prospects for further growth. We have sped up the development of competitive digital products while strengthening our content and application businesses, in order to continuously enhance customer experience. In the first half of this year, average monthly active app-users for our digital media MIGU exceeded 100 million. We have stepped up efforts to introduce rich content and enhance our CDN (Content Distribution Network). Front-page loading latency for the top 100 most-visited websites has become significantly shorter and video streaming notably smoother. This resulted in a further boost to both customer loyalty and the value of applications. The Company is taking measures to consolidate resources and integrate technological and product innovation, in order to build out our core capabilities in areas such as social life services. Our mobile payment business saw substantial growth, with the China Mobile “and-Wallet” recording a total transaction value of more than RMB950 billion in the first half of the year. Location services functionality continued to improve, with a real-time city road traffic system based on handset positioning being launched in 110 cities and the service being used 8.3 billion times. Meanwhile, the Company will further leverage the innate advantages from being an ICT (Information and Communication Technology) operator, and we are fully supporting the fast development of the ecosystem on our platform. With our core competency in areas including telecommunications, Internet and IoT (Internet of Things), the open platform that we provide will support the further development of applications in IoT, industry informatization and other areas. Our IoT service developed solidly in the first half of 2017, with the total number of smart connections exceeding 150 million. The increasing scale of smart connections provided a take-off point for broadening IoT applications. The IoT platform, together with Internet of Vehicles, industrial manufacturing, smart wearables, education and healthcare, municipal administration and other IoT applications will all be areas with long-term growth potential.

06 CHINA MOBILE LIMITED CHAIRMAN’S STATEMENT COMPETITION AND REGULATION Since the turn of the year, the development trends inside and outside the industry have been changing rapidly, giving rise to new opportunities as well as severe challenges. Competition within the industry intensified, cross-sector competitors are adding unprecedented pressure to incumbent players. Our management team is very aware of the dynamics of the current situation. On one hand, accelerating sector integration is squeezing the timeframe within which we have to complete the transformation of our business. It is now not only our peers transforming their own businesses towards digital services and nurturing new growth momentum that we need to compete with, but Internet companies along with equipment and terminal manufacturers which are all building out their digital strategy. Clear multiple structural shifts can be seen in terms of deepened integration between the Internet economy and real economy, vertical integration along the industry value chain as well as horizontal integration across sectors. On the other hand, the changing competitive landscape within the industry has created uncertainties to future development. The network, businesses and tariff levels of operators have become more homogenous. Other operators that have been granted permission to refarm a valuable spectrum and begun to enhance their 4G networks will strive to increase their shares of the customer base and data traffic by all possible means, posing a challenge to our 4G market leadership. In the face of new trends, changing business landscape and rising challenges, we must use accurate analysis and judgement and have the flexibility to react quickly to complexity. China Mobile must be cautious about the current situation without compromising our long-term strategy, and maintain unwavering determination in achieving our long-term goal. As the market leader, we need to be able to identify the major shortfalls and critical problems and in the meantime forge ahead with innovation to sharpen our competitive advantages. We should always stay a step ahead of our peers in terms of innovation and quality. In the first half of 2017, we diligently implemented measures to respond to the “speed upgrade and tariff reduction” policies, with a view to lowering overall social costs at the same time speeding up the development of the digital economy. Through the wider application of new technologies and the reduction of network costs that have been achieved over time, we have enabled more and more people to enjoy quality and value-for-money information services. Handset data tariffs have been reduced by 36% year-on-year as a result. Complying with the regulatory requirements, we sped up the process of cancelling handset domestic long-distance and roaming tariffs. Ensuring that service quality is not compromised, we will complete our cancellation project on 1 September 2017, ahead of schedule. In addition, we have taken steps to reduce tariffs for SME dedicated Internet access and international long distance calls. The positive effect of these measures on customer perception and usage stimulation has already begun to surface. The regulatory environment remained stable without major policy changes in the first half of the year. We are pushing applications forward to the regulators for frequency refarm and an LTE FDD (Frequency-Division Duplexing) license, in order to further drive down the network coverage costs in rural and remote areas and speed up our own business transformation. CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY China Mobile is committed to maintaining a high level of corporate governance, exercising stringent risk management and enhancing transparency. With regard to our corporate governance, we have been enhancing the governing structure and effectiveness of our policies and processes. So far this year we have won a number of awards from organizations such as Asiamoney, The Asset and Corporate Governance Asia in recognition of our efforts in this area. We meet and surpass our social responsibility by aligning this value with our development strategy. Our aim is to contribute to furthering the “Internet+” national strategy and serving the purpose of promoting entrepreneurship and innovation, as well as driving wider economic and social development.

INTERIM REPORT 2017 07 CHAIRMAN’S STATEMENT China Mobile’s “Internet+ Education” initiative has engaged 90 million teachers, students and parents. Through the “Internet+ Agriculture” initiative, we have built 300,000 village service stations, benefiting 200 million farmers. Our “Internet+ Healthcare” initiative has connected with more than 70 million medical professionals and patients. In terms of network and information security, our emphasis is on preventing behaviours that infringe the rights of our customers including Internet spam and junk text messages. During the first half of 2017, we intercepted 31.42 million fraudulent calls from overseas. Complaints about junk text messages decreased by 28.6% year-on-year. As part of a longer-term initiative, we have continued to enhance our mobile telecommunications and broadband Internet services in China’s remote areas. Since 2004, we have connected 122,000 villages with phonelines and 51,000 administrative villages by broadband. We successfully activated our contingency plans at the time of major natural disasters deploying staff to the scene to repair telecommunications facilities and secure emergency communications. We have established an end-to-end quality assurance system based on customer perception to enhance our service quality and capabilities. In the first half of 2017, China Mobile led the industry in benchmarks of customer satisfaction. The net promoter score for our 4G services ranked No. 1 in the industry. FUTURE OUTLOOK “Riding on the trend gives one the first-mover advantage; reading the trend accurately helps one achieve good results”. A new wave of the information technology revolution and industry reform has been rolling across the world. We will respond quickly to the trend, allowing the Company to capture the opportunities and meet new challenges. We will deepen our “Big Connectivity” strategy and speed up the horizontal expansion of our scale, vertical development of our services and continue to seek breakthroughs in connection applications. China Mobile in the period ahead will be focused on the following four areas. Firstly, China Mobile will follow closely the latest technological trends and solidify our information and telecommunications infrastructure. Technological advancement has initiated the upgrade of the traditional network towards a big data and artificial intelligence-enabled network that is proactive, precise and intelligent. The future network that is evolving will also be effective, controllable, agile and importantly secure. We will focus on building what is recognized as the premium 4G mobile network, a high-quality broadband access network and a new form of content network. We have started to construct our mobile IoT network in 346 cities across China and have accelerated the transition to the next generation of cloud network that is based on SDN (Software Defined Networking) and NFV (Network Function Virtualization). China Mobile is a pioneer in setting the 5G international industry standard, overall infrastructure design and other related areas. This year, we will commence field tests for 5G and steadily drive the business forward taking into account the maturity of the 5G standard and the related business model. Secondly, China Mobile will seek further integration of the “four growth engines” while adopting a macroscopic approach to laying out our market strategy, forging ahead with a refined business structure and an innovative development model. Through the strategic integration of our premium 4G network and service applications, we aim to grow the number of 4G customers to in excess of 630 million and VoLTE customers to over 150 million by the end of this year. Another key initiative will be the promotion of the Smart Home Gateway by offering one-stop smart services that cover a full range of family communications, entertainment and life services. Our target is to boost the penetration of the digital set-top box to 45% by the end of the year, thus increasing the level of connectivity and service value within the household. In the vertical sectors and smart corporate services market, we will strive to strengthen our competitiveness and enlarge the customer base of our emerging businesses.

08 CHINA MOBILE LIMITED CHAIRMAN’S STATEMENT Thirdly, China Mobile will aim to offer the service support that is needed for the development of a robust digital economy. We will continue to drive the development of “Internet+” and smart city, alongside other focus segments such as Internet of Vehicles, smart wearables, security and surveillance, as well as industrial manufacturing. The Company will further expand the pace of IoT adoption, with a target to add 100 million smart connections for the full year of 2017. We will also speed up our digital services strategy formulation, strengthen our ICT services capabilities, and promote the application of cloud computing, big data, industry Internet and others to nurture new areas of growth. Lastly, China Mobile will build out the industry ecosystem for collaboration and inclusive growth. We will work even more closely with other participants to build an industry ecosystem that is able to adapt to digital innovation. The Company will cultivate deeper partnerships in areas such as vertical sector expansion, terminal marketing and digital services. Only when all relevant parties work collectively to create a more mature industry is sustainable growth in value going to be a reality. Looking forward, we will commit ourselves to maintaining our leading position in the market and building on our competitive strengths. For the full year of 2017, China Mobile will strive to achieve a telecommunications services revenue growth rate that surpasses industry average while maintaining our healthy level of profitability. The Company will also endeavor to achieve a full-year net profit higher than that of 2016. At a time when we are celebrating the 20th anniversary of China Mobile’s public listing and on behalf of the Board, I would like to take this opportunity to express my heartfelt gratitude to our shareholders, customers and the wider community for their support. To my colleagues, I thank you for your dedication and contribution. In the past 20 years, we have achieved many miracles and laid many milestones in the history of telecommunications. China Mobile will continue to move forward and overcome challenges on the route to success. We will now strive to become the world-leading operator in digital service innovation and in doing so continue to create higher value for our shareholders. Shang Bing Chairman Hong Kong, 10 August 2017

INTERIM REPORT 2017 09 FINANCIAL REVIEW OPERATING REVENUE In the first half of 2017, the Group’s operating revenue recorded a favorable growth and was RMB388.9 billion, up by 5.0% over the same period last year, of which revenue from telecommunications services reached RMB348.0 billion, up by 6.9% over the same period last year. Integrated development of “four growth engines” has achieved initial success and data services continued to maintain a positive growth momentum with revenue of RMB250.5 billion, up by 28.4% over the same period last year, and its contribution to the revenue from telecommunications services increased to 72.0%. The Group’s revenue structure was further optimized, of which revenue from wireless data traffic reached RMB187.7 billion, up by 33.2% over the same period last year, and has been the largest source of revenue of the Group. Revenue from wireline broadband services was RMB17.9 billion, up by 49.8% over the same period last year, and its contribution to the revenue was significantly improved. Revenue from applications and information services rebounded and was RMB30.4 billion, up by 12.1% over the same period last year. OPERATING EXPENSES At the key stage of its transformational development and optimization of 4G network, the Group adhered to the principle of “forward-looking planning, effective resource allocation, rational investment and refined management”, invested resources in fields which are conducive to increasing core competitiveness and facilitating long-term sustainable healthy development, and put various resources to the best use by optimizing utilization efficiency and effectiveness. In the first half of 2017, the Group’s operating expenses was RMB320.9 billion, up by 5.5% over the same period last year and representing 82.5% of operating revenue. With respect to asset-related costs, in order to enhance 4G and wireline broadband networks quality and coverage, the Group continued to maintain its investments and expanded its assets scale, as a result, depreciation expenses increased by 6.6% for the first half of 2017. Charges for use of tower assets were RMB18.4 billion, up by 22.1% over the same period last year, which was the main reason for the increase in leased lines and network assets expenses. With respect to selling expenses, in order to cope with intensified competition and promote sustainable development of 4G, wireline broadband and other business, and in ensuring utilization efficiency of marketing resources, the Group increased certain marketing resources allocation in the first half of 2017 and selling expenses increased by 10.3% over the same period last year to RMB34.1 billion. With respect to personnel expenses, the Group continued to adjust and optimize its personnel structure and increased the compensation allocation and motivation in favor of primary frontline employees. Together with the increase in average labor cost, the employee benefit and related expenses increased accordingly. Employee benefit and related expenses for the first half of 2017 were RMB40.7 billion, up by 5.9% over the same period last year, representing 10.5% of operating revenue. As of 30 June 2017, the total number of employees was 493,000. PROFITABILITY The Group strived to reinforce cost reduction and efficiency enhancement and enhanced operating efficiency, and favorable profitability has been continuously maintained. In the first half of 2017, profit attributable to equity shareholders was up by 3.5% over the same period last year to RMB62.7 billion, and the margin of profit attributable to equity shareholders was 16.1%. EBITDA increased by 4.7% over the same period last year to RMB140.7 billion, and EBITDA margin was 36.2%. EBITDA represented 40.4% of revenue from telecommunications services.

10 CHINA MOBILE LIMITED FINANCIAL REVIEW CAPITAL EXPENDITURE In order to further consolidate its leading advantages in 4G networks, improve the wireline broadband quality and deploy the resources in new business areas, the Group continued to promote the optimization of 4G network, moderately increased investment in wireline broadband and other areas, further optimized its investment directions, improved its network quality and met customer demands. In the first half of 2017, the Group’s capital expenditure was RMB85.3 billion, representing 24.5% of revenue from telecommunications services, of which RMB37.0 billion, RMB11.8 billion and RMB18.6 billion were invested in 4G networks, wireline broadband and transmission (excluding access part), respectively, funded primarily by cash generated from operating activities. CAPITAL STRUCTURE The financial position of the Group continued to remain at a sound level. As of 30 June 2017, total debt was RMB5.0 billion, representing 0.5% of total book capitalization (being the sum of total debt and total equity attributable to equity shareholders). The borrowings represented the fixed-interest guaranteed RMB bonds issued by Guangdong Mobile, which will mature and be redeemed in October 2017. The Group firmly adhered to its prudent financial risk management policies and maintained sound repayment capabilities. The effective annual average interest rate of the borrowings of the Group was approximately 4.84% in the first half of 2017. FINANCIAL POLICIES AND CASH FLOW Amidst the complex operating environment and investment pressure, the Group continued to maintain a healthy cash flow as a result of stable and favorable growth in its business operations and revenue, refined cost control and the continuous effect of economies of scale. Free cash flow was RMB53.0 billion for the six months ended 30 June 2017. As of 30 June 2017, the Group’s total cash and bank deposits were RMB406.0 billion, of which 97.6%, 0.9% and 1.5% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively. The Group will consistently uphold prudent financial policies and strictly monitor and control financial risks in order to maintain a healthy cash flow generating capability as well as value preservation and enhancement capabilities. In addition, the Group will focus on scientific resource allocation, maintain a healthy structure and level of debt and reinforce and develop favorable economic benefits in order to continuously create value for its shareholders.

INTERIM REPORT 2017 11 Interim Financial Information UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the six months ended 30 June 2017 (Expressed in Renminbi (“RMB”)) Six months ended 30 June Note 2017 Million 2016 Million Operating revenue 5 Revenue from telecommunications services 347,950 325,423 Revenue from sales of products and others 40,921 44,928 388,871 370,351 Operating expenses Leased lines and network assets 23,190 21,699 Interconnection 10,600 10,937 Depreciation 72,586 68,118 Employee benefit and related expenses 6 40,711 38,446 Selling expenses 34,140 30,939 Cost of products sold 42,740 46,505 Other operating expenses 96,930 87,576 320,897 304,220 Profit from operations 67,974 66,131 Other gains 450 550 Interest income 7,685 7,622 Finance costs (121) (114) Share of profit of investments accounted for using the equity method 5,407 4,615 Profit before taxation 7 81,395 78,804 Taxation 8 (18,668) (18,186) PROFIT FOR THE PERIOD 62,727 60,618 Other comprehensive income/(loss) for the period, net of tax: Items that may be subsequently reclassified to profit or loss Change in value of available-for-sale financial assets 3 – Exchange differences on translation of financial statements of overseas entities (425) 239 Share of other comprehensive loss of investments accounted for using the equity method (754) (485) TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 61,551 60,372

12 CHINA MOBILE LIMITED Interim Financial Information (Continued) UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED) for the six months ended 30 June 2017 (Expressed in RMB) Six months ended 30 June Note 2017 Million 2016 Million Profit attributable to: Equity shareholders of the Company 62,675 60,572 Non-controlling interests 52 46 PROFIT FOR THE PERIOD 62,727 60,618 Total comprehensive income attributable to: Equity shareholders of the Company 61,499 60,326 Non-controlling interests 52 46 TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 61,551 60,372 Earnings per share – Basic and diluted 10 RMB3.06 RMB2.96 EBITDA (RMB million) 140,710 134,350 The notes on pages 17 to 31 are an integral part of this interim financial information.

INTERIM REPORT 2017 13 Interim Financial Information (Continued) UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET as at 30 June 2017 (Expressed in RMB) Note As at 30 June 2017 Million As at 31 December 2016 Million Assets Non-current assets Property, plant and equipment 11 608,418 622,356 Construction in progress 11 115,542 89,853 Land lease prepayments and others 27,962 26,720 Goodwill 35,343 35,343 Other intangible assets 1,621 1,708 Investments accounted for using the equity method 12 127,817 124,039 Deferred tax assets 36,472 29,767 Available-for-sale financial assets 14 38 35 Restricted bank deposits 15 5,824 4,528 959,037 934,349 Current assets Inventories 7,307 8,832 Accounts receivable 16 26,268 19,045 Other receivables 17 27,743 25,693 Proceeds receivable for the transfer of Tower Assets 13 57,366 57,152 Prepayments and other current assets 17 17,734 16,801 Amount due from ultimate holding company 18 235 221 Tax recoverable 930 1,097 Available-for-sale financial assets 14 78,137 31,897 Restricted bank deposits 15 207 197 Bank deposits 19 316,924 335,297 Cash and cash equivalents 20 83,008 90,413 615,859 586,645 Total assets 1,574,896 1,520,994

14 CHINA MOBILE LIMITED Interim Financial Information (Continued) UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED) as at 30 June 2017 (Expressed in RMB) Note As at 30 June 2017 Million As at 31 December 2016 Million Equity and liabilities Liabilities Current liabilities Interest-bearing borrowings 22 5,000 4,998 Accounts payable 21 238,674 250,838 Bills payable 3,457 1,206 Deferred revenue 75,509 84,289 Accrued expenses and other payables 215,930 180,950 Amount due to ultimate holding company 18 293 5,563 Current taxation 11,853 8,545 550,716 536,389 Non-current liabilities Deferred revenue – non-current 2,347 2,175 Deferred tax liabilities 305 292 2,652 2,467 Total liabilities 553,368 538,856 Equity Share capital 23 402,130 402,130 Reserves 616,231 576,891 Total equity attributable to equity shareholders of the Company 1,018,361 979,021 Non-controlling interests 3,167 3,117 Total equity 1,021,528 982,138 Total equity and liabilities 1,574,896 1,520,994 The notes on pages 17 to 31 are an integral part of this interim financial information.

INTERIM REPORT 2017 15

Interim Financial Information (Continued)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2017
(Expressed in RMB)

	Attributable to equity shareholders of the Company								
	Share capital Million	Capital reserve Million	General reserve Million	Exchange reserve Million	PRC statutory reserves Million	Retained profits Million	Total Million	Non-controlling interests Million	Total equity Million
As at 1 January 2016	402,130	(264,289)	72	(165)	279,484	500,104	917,336	3,032	920,368
Changes in equity for the six months ended 30 June 2016:									
Profit for the period	–	–	–	–	–	60,572	60,572	46	60,618
Currency translation difference	–	–	–	239	–	–	239	–	239
Share of other comprehensive loss of investments accounted for using equity method	–	(485)	–	–	–	–	(485)	–	(485)
Total comprehensive income for the period	–	(485)	–	239	–	60,572	60,326	46	60,372
Dividends to equity shareholders (note 9(b))	–	–	–	–	–	(20,764)	(20,764)	–	(20,764)
Transfer to PRC statutory reserves	–	–	–	–	30	–	30	–	30
As at 30 June 2016	402,130	(264,774)	72	74	279,514	539,912	956,928	3,078	960,006
As at 1 January 2017	**402,130**	**(265,308)**	**72**	**609**	**305,205**	**536,313**	**979,021**	**3,117**	**982,138**
Changes in equity for the six months ended 30 June 2017:									
Profit for the period	–	–	–	–	–	62,675	62,675	52	62,727
Change in value of available-for-sale financial assets	–	3	–	–	–	–	3	–	3
Currency translation difference	–	–	–	(425)	–	–	(425)	–	(425)
Share of other comprehensive loss of investments accounted for using equity method	–	(754)	–	–	–	–	(754)	–	(754)
Total comprehensive income for the period	–	(751)	–	(425)	–	62,675	61,499	52	61,551
Dividends to equity shareholders (note 9(b))	–	–	–	–	–	(22,204)	(22,204)	(2)	(22,206)
Transfer to PRC statutory reserves	–	–	–	–	45	–	45	–	45
As at 30 June 2017	**402,130**	**(266,059)**	**72**	**184**	**305,250**	**576,784**	**1,018,361**	**3,167**	**1,021,528**

The notes on pages 17 to 31 are an integral part of this interim financial information.

16 CHINA MOBILE LIMITED Interim Financial Information (Continued) UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the six months ended 30 June 2017 (Expressed in RMB) Six months ended 30 June 2017 Million 2016 Million Net cash generated from operating activities 138,265 143,899 Net cash used in investing activities (117,743) (100,182) Net cash used in financing activities (27,626) (27,866) Net (decrease)/increase in cash and cash equivalents (7,104) 15,851 Cash and cash equivalents as at 1 January 90,413 79,842 Effect of changes in foreign exchange rate (301) 107 Cash and cash equivalents as at 30 June 83,008 95,800 The notes on pages 17 to 31 are an integral part of this interim financial information.

INTERIM REPORT 2017 17 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Expressed in RMB unless otherwise indicated) 1 GENERAL INFORMATION China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in Mainland China and in Hong Kong (for the purpose of preparing the unaudited condensed consolidated interim financial information, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Corporation (“CMCC”). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 23 October 1997 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 22 October 1997. The unaudited condensed consolidated interim financial information was approved by the board of directors of the Company for issuance on 10 August 2017. The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). PwC’s unmodified independent review report to the board of directors is included on page 32 of this interim report. The financial information relating to the year ended 31 December 2016 that is included in the unaudited condensed consolidated interim financial information for the six months ended 30 June 2017 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows: The Company has delivered the financial statements for the year ended 31 December 2016 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622). The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

18 CHINA MOBILE LIMITED Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 2 BASIS OF PREPARATION The unaudited condensed consolidated interim financial information for the six months ended 30 June 2017 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA, which are consistent. The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates. The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2016. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2016 Annual Report and there have been no significant changes in the financial risk management policies for the six months ended 30 June 2017. No events and transactions that are significant to the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2016 should be included in the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”). 3 SIGNIFICANT ACCOUNTING POLICIES The accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2016. Amendments to IFRS/HKFRS and IAS/HKAS effective for the financial year beginning 1 January 2017 do not have a material impact on the Group. Impact of standards issued but not yet applied by the Group: Effective for accounting periods beginning on or after IFRS/HKFRS 9 “Financial Instruments” 1 January 2018 IFRS/HKFRS 15 “Revenue from Contracts with Customers” 1 January 2018 IFRS/HKFRS 16 “Leases” 1 January 2019

INTERIM REPORT 2017 19 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) The Group is currently assessing in detail the effects of applying the new standards. The scopes, areas and approaches of the management’s assessment of the impact of the new standards were set out in the Company’s 2016 Annual Report. In order to adopt the new standards by the mandatory effective dates, the Group has started to upgrade the key accounting systems, where applicable, and the business processes and will continue to assess the impact on the Group’s consolidated financial statements. The quantitative impact of the new standard cannot be reasonably estimated before the upgrade and detailed review are completed. The Group does not intend to adopt the aforementioned new standards before their respective mandatory effective date. 4 SEGMENT REPORTING An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively. 5 OPERATING REVENUE Six months ended 30 June 2017 Million 2016 Million Revenue from telecommunications services Voice services 88,127 120,437 Data services 250,540 195,173 Others 9,283 9,813 347,950 325,423 Revenue from sales of products and others 40,921 44,928 388,871 370,351 6 EMPLOYEE BENEFIT AND RELATED EXPENSES Six months ended 30 June 2017 Million 2016 Million Salaries, wages, labor service expenses and_ other benefits 35,418 34,030 Retirement costs: contributions to defined_ contribution retirement plans 5,293 4,416 40,711 38,446

20 CHINA MOBILE LIMITED Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 7 PROFIT BEFORE TAXATION Profit before taxation is arrived at after charging the following items included in Other Operating Expenses: Six months ended 30 June 2017 Million 2016 Million Maintenance 32,826 30,548 Impairment loss for doubtful accounts 2,185 2,082 Amortization of other intangible assets 150 101 Operating lease charges – land and buildings 6,635 6,978 – others 2,741 2,688 8 TAXATION Note Six months ended 30 June 2017 Million 2016 Million Current tax Provision for Hong Kong profits tax on the estimated assessable profits for the period (i) 138 163 Provision for the PRC enterprise income tax on the estimated taxable profits for the period (ii) 25,214 27,433 25,352 27,596 Deferred tax Origination and reversal of temporary_differences (iii) (6,684) (9,410) 18,668 18,186 Note: (i) The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2017 (for the six months ended 30 June 2016: 16.5%). (ii) The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2017 (for the six months ended 30 June 2016: 25%). Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (for the six months ended 30 June 2016: 15%). (iii) Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled. (iv) On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

INTERIM REPORT 2017 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 9 DIVIDENDS (a) Dividends attributable to the period Six months ended 30 June 2017 Million 2016 Million Ordinary interim dividend declared after the balance sheet date of HK$1.623 (equivalent to approximately RMB1.409) (2016: HK$1.489 (equivalent to approximately RMB1.273)) per share 28,842 26,057 Special dividend declared after the balance sheet date of HK$3.200 (equivalent to approximately RMB2.777) per share 56,867 – 85,709 26,057 The 2017 ordinary interim dividend and special dividend which are declared in Hong Kong dollar are translated into RMB with reference to the rate HK$1=RMB0.86792, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2017. As the ordinary interim dividend and special dividend are declared after the balance sheet date, such dividends are not recognized as liability as at 30 June 2017. In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals. (b) Dividends attributable to the previous financial year, approved and paid during the period Six months ended 30 June 2017 Million 2016 Million Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.243 (equivalent to approximately RMB1.112) (2016: HK$1.196 (equivalent to approximately RMB1.002)) per share 22,204 20,764 10 EARNINGS PER SHARE The calculation of basic earnings per share for the six months ended 30 June 2017 is based on the profit attributable to equity shareholders of the Company of RMB62,675,000,000 (for the six months ended 30 June 2016: RMB60,572,000,000) and the weighted average number of 20,475,482,897 shares (for the six months ended 30 June 2016: 20,475,482,897 shares) in issue during the six months ended 30 June 2017. For the six months ended 30 June 2017 and 2016, there was no share options outstanding (note 23). Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

22 CHINA MOBILE LIMITED Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 11 PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS (a) Acquisition of property, plant and equipment and construction in progress During the six months ended 30 June 2017, the Group acquired items of property, plant and equipment and construction in progress with a cost of RMB85,348,000,000 (for the six months ended 30 June 2016: RMB82,774,000,000). (b) Write off of property, plant and equipment Property, plant and equipment with a net book value of approximately RMB661,000,000 were written off during the six months ended 30 June 2017 (for the six months ended 30 June 2016: approximately RMB440,000,000). 12 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD The amounts recognized in the unaudited condensed consolidated balance sheet are as follows: As at 30 June 2017 Million As at 31 December 2016 Million Associates 127,094 123,255 Joint ventures 723 784 127,817 124,039 Details of major associates are as follows: Name of associate Place of incorporation/ establishment and operation Proportion of ownership interest held by the Company or its subsidiary Principal Activity Unlisted company China Tower Corporation Limited (“China Tower”) PRC 38% Construction, maintenance and operation of telecommunications towers Listed company Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) PRC 19% Provision of banking services IFLYTEK Co., Ltd. (“IFLYTEK”) PRC 13% Provision of Chinese speech and language technology products and services True Corporation Public Company Limited (“True Corporation”) Thailand 18% Provision of telecommunications services

INTERIM REPORT 2017 23

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

12 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

The fair values of the interests in SPD Bank, IFLYTEK and True Corporation are disclosed as follows:

	As at 30 June 2017		As at 31 December 2016	
	Carrying amount Million	**Fair value Million**	Carrying amount Million	Fair value Million
Interest in listed associates				
– SPD Bank	**74,999**	**67,486**	71,938	66,522
– IFLYTEK	**1,773**	**7,150**	1,776	4,854
– True Corporation	**7,146**	**7,422**	7,296	8,297
	83,918	**82,058**	81,010	79,673

The fair values of interest in SPD Bank, IFLYTEK and True Corporation are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs.

The Group assesses at the end of each reporting period whether there is an objective evidence that interest in associates are impaired.

As at 30 June 2017, the fair values of interest in IFLYTEK and True Corporation were above their carrying amount.

As at 30 June 2017, the fair value of investment in SPD Bank was RMB67,486,000,000 (as at 31 December 2016: RMB66,522,000,000), below its carrying amount by approximately 10.0% (as at 31 December 2016: below by approximately 7.5%). Management performed impairment test accordingly considering such impairment indicator. The recoverable amount of the investment in SPD Bank is determined by value-in-use. The calculation used pre-tax cash flow projections for the five years ending 30 June 2022 with subsequent extrapolation to perpetuity. The discount rate used was based on a cost of capital used to evaluate investments in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on management's assessment results, there was no impairment as at 30 June 2017. Reasonably possible changes in key assumptions will not lead to the impairment loss.

The management has determined that there was no impairment indicator of the Group's interests in other associates as at 30 June 2017 and 31 December 2016.

Details of major joint venture are as follows:

In 2015, China Mobile Communication Co., Ltd. ("CMC"), a wholly-owned subsidiary of the Company, together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the "Fund"). CMC committed to invest RMB1,500,000,000 in cash, which represents 58.8% equity interest in the Fund. As at 30 June 2017 and 31 December 2016, CMC has contributed RMB721,000,000 to the Fund and has a commitment to invest RMB779,000,000 to the Fund upon the request by the Fund. There are no contingent liabilities relating to the Group's interest in the joint venture.

24 CHINA MOBILE LIMITED Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 13 PROCEEDS RECEIVABLE FOR THE TRANSFER OF TOWER ASSETS On 31 October 2015, CMC completed the transfer of its telecommunications towers and related assets (“Tower Assets”) to China Tower. In return, China Tower issued 45,151,000,000 equity shares at a par value of RMB1 per share to CMC. In addition, China Tower shall pay CMC the remaining cash consideration of RMB57,585,000,000. China Tower has made the first payment of RMB5,000,000,000 in February 2016, while the remaining balance of cash consideration amounting to RMB52,585,000,000 is deferred and to be settled before 31 December 2017. In addition, China Tower will pay interest associated with the unpaid cash consideration to CMC from 1 November 2015 at a pre-determined interest rate, which is 90% of the financial institution’s one year benchmark lending rate announced by the People’s Bank of China (“PBOC”) on the completion date of the transaction, i.e. 31 October 2015. The details of the transfer of Tower Assets were set out in the financial statements included in the Company’s 2016 Annual Report. 14 AVAILABLE-FOR-SALE FINANCIAL ASSETS Note As at 30 June 2017 Million As at 31 December 2016 Million Equity investment (i) 38 35 Wealth management products issued by banks (ii) 78,137 31,897 78,175 31,932 Less: current portion (78,137) (31,897) Non-current portion 38 35 Note: (i) The equity investment represents the Company’s wholly-owned subsidiary, China Mobile Group Shanghai Co., Ltd.’s investment in Bank of Shanghai Co., Ltd., the latter of which has been listed in November 2016. The equity investment is accounted for using its fair value based on quoted market price (level 1: quoted price (unadjusted) in active markets) as at 30 June 2017 and 31 December 2016 without any deduction for transaction costs. (ii) The wealth management products issued by banks will mature within one year with variable return rates indexed to the performance of underlying assets. As at 30 June 2017 and 31 December 2016, the carrying amount approximated the fair value (level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)). The fair values are based on cash flow discounted using the judgement that expected return will be obtained upon maturity.

INTERIM REPORT 2017 25
Interim Financial Information (Continued)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

15 RESTRICTED BANK DEPOSITS

	As at 30 June 2017			As at 31 December 2016		
	Non-current assets Million	**Current assets Million**	**Total Million**	Non-current assets Million	Current assets Million	Total Million
Restricted bank deposits						
– Statutory deposit reserves (Note)	**3,956**	**–**	**3,956**	4,527	–	4,527
– Deposited customer reserves (Note)	**1,867**	**–**	**1,867**	–	–	–
– Pledged bank deposits	**1**	**207**	**208**	1	197	198
	5,824	**207**	**6,031**	4,528	197	4,725

Note: The statutory deposit reserves and the deposited customer reserves are deposited by China Mobile Finance Company Limited ("China Mobile Finance") and China Mobile E-Commerce Co., Ltd., respectively, in accordance with relevant requirements of PBOC, which are not available for use in the Group's daily operations.

16 ACCOUNTS RECEIVABLE

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at 30 June 2017 Million	As at 31 December 2016 Million
Within 30 days	**14,867**	10,974
31-60 days	**3,848**	2,726
61-90 days	**1,815**	1,540
Over 90 days	**5,738**	3,805
	26,268	19,045

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided.

Accounts receivable are expected to be recovered within one year.

26 CHINA MOBILE LIMITED Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 17 OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS Other receivables comprise certain items which are expected to be recovered within one year, primarily including interest receivable from banks, utilities deposits and rental deposits, and short-term loans of RMB10,000,000,000 (as at 31 December 2016: RMB4,650,000,000) granted to other companies through China Mobile Finance at the interest rate agreed by each party with reference to the market interest rate. Prepayments and other current assets primarily consist of rental prepayments, maintenance prepayments and input VAT to be deducted. As at 30 June 2017 and 31 December 2016, there were no significant overdue amounts for other receivables. 18 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business. As at 30 June 2017, amount due to ultimate holding company comprises the short-term deposits of CMCC in China Mobile Finance amounting to RMB136,000,000 (as at 31 December 2016: RMB5,552,000,000) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate. 19 BANK DEPOSITS Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate. 20 CASH AND CASH EQUIVALENTS As at 30 June 2017 Million As at 31 December 2016 Million Bank deposits with original maturity within three months 12,493 15,115 Cash at banks and in hand 70,515 75,298 83,008 90,413

INTERIM REPORT 2017 27 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 21 ACCOUNTS PAYABLE Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses. The aging analysis of accounts payable is as follows: As at 30 June 2017 Million As at 31 December 2016 Million Should be paid in the periods below: Within 1 month or on demand 204,853 215,775 After 1 month but within 3 months 13,743 14,677 After 3 months but within 6 months 7,805 8,231 After 6 months but within 9 months 4,510 4,342 After 9 months but within 12 months 7,763 7,813 238,674 250,838 All of the accounts payable are expected to be settled within one year or are repayable on demand. 22 INTEREST-BEARING BORROWINGS As at 30 June 2017 Million As at 31 December 2016 Million Bonds 5,000 4,998 As at 30 June 2017 and 31 December 2016, the bonds represent the balance of fifteen-year guaranteed bonds issued by China Mobile Group Guangdong Co., Ltd., a wholly-owned subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds are unsecured and bear interest at the rate of 4.5% per annum which is payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017. The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. CMCC, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee. As at 30 June 2017 and 31 December 2016, the carrying amount approximated the fair value. The fair value of bonds is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs.

28 CHINA MOBILE LIMITED Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 23 SHARE CAPITAL Ordinary shares, issued and fully paid: Number of shares HK$ million Equivalent RMB million As at 1 January 2017 and 30 June 2017 20,475,482,897 382,263 402,130 No options were outstanding as at 30 June 2017 and 31 December 2016. No share options were granted to the directors of the Company or other employees of the Group or lapsed during the six months ended 30 June 2017 and 2016. 24 RELATED PARTY TRANSACTIONS (a) Transactions with CMCC Group The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries (“CMCC Group”) for the six months ended 30 June 2017 and 2016. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Six months ended 30 June 2017 Million 2016 Million Note Telecommunications services revenue (i) 22 25 Property leasing and management services revenue (ii) 86 61 Property leasing and management services charges (ii) 449 435 Network assets leasing charges (iii) 1,243 1,372 Network capacity leasing charges (iii) 698 1,594 Short-term bank deposits received (iv) 136 173 Short-term bank deposits repaid (iv) 5,552 7,274 Interest expenses (iv) 4 5 Note: (i) The amounts represent telecommunications services settlement received/receivable from CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services, and installation and maintenance services in respect of transmission towers. (ii) The amounts represent the rental and property management fees received/receivable from or paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses. (iii) The amounts represent the network assets leasing settlement received/receivable from or paid/payable to CMCC Group, and the TD-SCDMA network capacity charges paid/payable to CMCC Group. (iv) The amounts represent the bank deposits received from or repaid to CMCC and interest expenses paid/payable to CMCC in respect of the deposits.

INTERIM REPORT 2017 29 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 24 RELATED PARTY TRANSACTIONS (CONTINUED) (b) Amounts due from/to CMCC Group Amounts due from/to CMCC Group, other than amounts due from/to ultimate holding company, are included in the following accounts captions summarized as follows: As at 30 June 2017 Million As at 31 December 2016 Million Accounts receivable 330 354 Other receivables 95 105 Accounts payable 4,670 4,251 Accrued expenses and other payables 105 88 The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business. (c) Significant transactions with associates of the Group and of CMCC Group The Group has entered into transactions with associates over which the Group or CMCC Group can exercise significant influence. The major transactions entered into by the Group and the associates and amounts due from/to the associates are as follows: Note As at 30 June 2017 Million As at 31 December 2016 Million Bank deposits 42,538 37,631 Available-for-sale financial assets 30,303 17,222 Interest receivable 3,364 2,134 Accounts payable 166 225 Accrued expenses (i) 8,786 5,277 Other payable 1,028 2,759 Proceeds receivable for the transfer of Tower Assets (note 13) 57,366 57,152 Other receivables (ii) 11,723 9,862 Six months ended 30 June Note 2017 Million 2016 Million Interest income (iii) 2,152 1,765 Telecommunications services revenue (iv) 269 312 Telecommunications services charges (v) – 422 Charges for use of tower assets (i) 18,419 15,087 Dividend income 839 1,945

30 CHINA MOBILE LIMITED Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 24 RELATED PARTY TRANSACTIONS (CONTINUED) (c) Significant transactions with associates of the Group and of CMCC Group (Continued) Note: (i) The amounts represent the charges payable to China Tower for the use of telecommunications tower and related assets and the services. (ii) Other receivables primarily represent the short-term loans granted by China Mobile Finance to China Tower and SPD Bank, and receivable due from China Tower in connection with the transfer of Tower Assets. The loans will mature by or before June 2018. (iii) Interest income primarily represents interest earned from deposits placed with SPD Bank, short-term loans granted by China Mobile Finance to China Tower and SPD Bank, and the proceeds receivable for the transfer of Tower Assets (note 13). The interest rate of deposits placed with SPD Bank is determined in accordance with the benchmark interest rate published by PBOC. (iv) The amount represents the telecommunications services revenue received/receivable from the Group’s associates. (v) The amount represents the telecommunications services charges paid/payable to Union Mobile Pay Co., Ltd., an associate of CMCC Group until July 2016. (d) Transactions with other government-related entities in the PRC The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as “government-related entities”). Apart from transactions with CMCC Group (note 18 and 24(a)) and associates (note 24(c)) and the transaction to increase contribution to the Fund (note 12), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following: – rendering and receiving telecommunications services, including interconnection revenue/ charges – purchasing of goods, including use of public utilities – placing of bank deposits These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not. 25 FAIR VALUES All financial instruments are carried at amounts not materially different from their fair values at the balance sheet dates.

INTERIM REPORT 2017 31

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

26 COMMITMENTS

(a) Capital commitments

The Group's capital expenditure contracted for as at the balance sheet dates but not provided in the unaudited condensed consolidated interim financial information were as follows:

	As at 30 June 2017 Million	As at 31 December 2016 Million
Land and buildings	9,604	8,788
Telecommunications equipment	34,673	26,147
	44,277	34,935

(b) Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at the balance sheet dates are as follows:

	Land and buildings Million	Leased lines and network assets Million	Others Million	Total Million
As at 30 June 2017				
Within 1 year	9,598	46,663	1,213	57,474
After 1 year but within 5 years	18,800	117,387	933	137,120
After 5 years	4,880	1,343	41	6,264
	33,278	165,393	2,187	200,858
As at 31 December 2016				
Within 1 year	9,222	40,078	1,184	50,484
After 1 year but within 5 years	18,182	119,628	812	138,622
After 5 years	4,810	860	45	5,715
	32,214	160,566	2,041	194,821

The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment under operating leases.

(c) Investment commitments

The Group has an investment commitment to a joint venture (see note 12).

27 POST BALANCE SHEET EVENTS

After the balance sheet date, the board of directors proposed an ordinary interim dividend and a special dividend. Further details are disclosed in note 9(a).

32 CHINA MOBILE LIMITED REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION To the Board of Directors of China Mobile Limited (Incorporated in Hong Kong with limited liability) INTRODUCTION We have reviewed the condensed interim financial information set out on pages 11 to 31, which comprises the condensed consolidated balance sheet of China Mobile Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2017 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with both IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 10 August 2017

INTERIM REPORT 2017 33 OTHER INFORMATION DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES Certain directors of the Company personally held ordinary shares of the Company. Details of the directors’ holding of ordinary shares of the Company as at 30 June 2017 are as follows. Long Positions in the Shares and Underlying Shares of the Company Director Capacity Percentage of the total number of issued shares* Ordinary shares held Mr. Frank WONG Kwong Shing Beneficial owner 150,0000.00% Dr. Moses CHENG Mo Chi Beneficial owner 300,0000.00% * The calculation is based on the total number of issued ordinary shares of the Company (i.e. 20,475,482,897 ordinary shares) as at 30 June 2017, and rounded off to two decimal places. Apart from those disclosed herein, as at 30 June 2017, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (“SFO”) that is recorded in the register required to be kept under section 352 of the SFO or any interests otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”). DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ RIGHTS TO ACQUIRE SHARES At no time during the six months ended 30 June 2017 was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate. SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES The Company has been notified of the following interests in the Company’s issued shares as at 30 June 2017 amounting to 5% or more of the ordinary shares in issue: Long Positions in the Shares and Underlying Shares of the Company Percentage of the total number of issued shares Ordinary shares held directly indirectly (i) China Mobile Communications Corporation (“CMCC”) –14,890,116,842 72.72% (ii) China Mobile (Hong Kong) Group Limited (“CMHK (Group)”) –14,890,116,842 72.72% (iii) China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”) 14,890,116,842– 72.72% Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

34 CHINA MOBILE LIMITED OTHER INFORMATION SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (CONTINUED) Apart from the foregoing, as at 30 June 2017, no other person (other than a director or the chief executive of the Company) had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange. CHANGES IN DIRECTOR’S BIOGRAPHICAL DETAILS Changes in director’s biographical details since the date of the 2016 annual report of the Company are set out below: On 31 March 2017, Mr. Paul Chow Man Yiu has retired from his position as a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region. Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES During the six months ended 30 June 2017, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities. AUDIT COMMITTEE The Audit Committee reviewed with management the unaudited condensed consolidated interim financial information for the six months ended 30 June 2017, and the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters. COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE For the six months ended 30 June 2017, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years. COMPLIANCE WITH THE MODEL CODE The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2017 to 30 June 2017. APPENDIX 16 OF THE LISTING RULES According to paragraph 40 of Appendix 16 to the Listing Rules headed “Disclosure of Financial Information”, save as disclosed herein, the Company confirms that the Company’s current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company’s 2016 Annual Report.

INTERIM REPORT 2017 35 OTHER INFORMATION CLOSURE OF REGISTER OF MEMBERS The Board declared an interim dividend for the six months ended 30 June 2017 of HK$1.623 per share (the “2017 Interim Dividend”) and a special dividend of HK$3.200 per share celebrating the 20th listing anniversary (the “Special Dividend”) (each before withholding and payment of PRC enterprise income tax) to the shareholders of the Company. The register of members of the Company will be closed from Monday, 4 September 2017 to Wednesday, 6 September 2017 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2017 Interim Dividend and Special Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 1 September 2017. The 2017 Interim Dividend and Special Dividend will be paid on or about Thursday, 28 September 2017 to those shareholders on the register of members on Wednesday, 6 September 2017 (the “Record Date”). WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2017 INTERIM DIVIDEND AND SPECIAL DIVIDEND Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2017 Interim Dividend and Special Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2017 Interim Dividend and Special Dividend after deducting enterprise income tax of 10 per cent The Company will not withhold and pay the income tax in respect of the 2017 Interim Dividend and Special Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2017 Interim Dividend and Special Dividend after withholding for payment the 10 per cent. enterprise income tax. If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 1 September 2017.

36 CHINA MOBILE LIMITED OTHER INFORMATION WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2017 INTERIM DIVIDEND AND SPECIAL DIVIDEND (CONTINUED) If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding. FORWARD-LOOKING STATEMENTS Certain statements contained in this interim report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed and other filings with the U.S. Securities and Exchange Commission.

China Mobile Limited 60/F., The Center, 99 Queen’s Road Central, Hong Kong Tel : (852) 3121 8888 Fax : (852) 3121 8809 Website : www.chinamobileltd.com Welcome to China Mobile Limited’s website This interim report is printed on environmentally friendly paper